Exhibit 99.1

Correction to False and Misleading News Release

March 7th, 2018, Melbourne, Australia: Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”) wishes to correct a false and misleading newswire statement released through global newswire services today.

The false and misleading statement was headed “Immuron Ltd. ADR (IMRN) Halted due to regulatory concern”.

As released in an announcement by Immuron this morning, the Company requested that its ASX and NASDAQ securities be placed into a trading halt due to the pending “Release of its Phase II NASH Clinical Trial Results”.

Upon investigation, it appears that NASDAQ inaccurately assigned a Trading Halt Reason Code of “H11 Halt Regulatory Concern”. The NASDAQ Reason Code should have been “T1 Halt – News Pending - Trading is halted pending the release of material news” which has led to the false and misleading newswire statements being broadcast.

Immuron, its Board, and Management is not aware, nor has it received, any correspondence in relation to any regulatory issues at this time. Immuron is concerned about the inaccurate news being reported to the market and by this statement makes an immediate correction.

For and on behalf of the Company;

Kind Regards;

Peter Vaughan

Company Secretary

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About Immuron:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travellers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.